SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. _____)*
Molecular Insight Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
60852M104
(CUSIP Number)
Matthew Okolita
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7, for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60852M104	SCHEDULE 13D	Page	2	of	9 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Highland Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,488,782

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,488,782

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,488,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9%[1]

14	TYPE OF REPORTING PERSON

	PN/IA

[1]	All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable warrants held by the Reporting Person.

CUSIP No.	60852M104	SCHEDULE 13D	Page	3	of	9 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Strand Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,488,782

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,488,782

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,488,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9%[1]

14	TYPE OF REPORTING PERSON

	CO/HC

[1]	All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable warrants held by the Reporting Person.

CUSIP No.	60852M104	SCHEDULE 13D	Page	4	of	9 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,488,782

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,488,782

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,488,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9%[1]

14	TYPE OF REPORTING PERSON

	IN/HC

[1]	All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable warrants held by the Reporting Person.

Item 1.	Security and Issuer
     The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Company” or “Issuer”). The address of the principal executive offices of the Issuer is 160 Second Street, Cambridge, Massachusetts 02142.

Item 2.	Identity and Background
(a)	- (c)

This Statement is being filed by Highland Capital Management, L.P. (“Highland”), a limited partnership duly organized and validly existing under the laws of the State of Delaware; Strand Advisors, Inc. (“Strand”), a Delaware Corporation; and James D. Dondero, an individual. The foregoing persons are collectively referred to herein as the “Reporting Persons”. The address of each Reporting Person is: 13455 Noel Rd., Suite 800, Dallas, Texas, 75240. The Principal business of Highland is acting as investment advisor.

As further described in Item 4, the Reporting Persons are engaged in discussions with certain other stakeholders of the Company (the “Other Stakeholders”) regarding certain restructuring proposals (the “Company Proposals”) presented by the Company to its stakeholders on June 21, 2010. The Other Stakeholders are Morgan Stanley & Co. Incorporated; Quintessence Fund L.P.; QVT Fund LP; Taconic Opportunity Fund LP; McDonnell Loan Opportunity Fund Ltd.; and Pioneer Floating Rate Trust. The Reporting Persons and one or more of the Other Stakeholders collectively hold approximately $163 million in principal amount of the Company’s Senior Secured Floating Rate Bonds due 2012. The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock or other equity securities of the Company owned by any other person.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any). Not Applicable

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Not Applicable

(f)	Each of the Reporting Persons who is an individual is a citizen of the United States of America. Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration
     Not applicable.

Item 4.	Purpose of Transaction
     The Reporting Persons acquired the Shares and warrants to purchase shares of Common Stock at an exercise price of $5.87 per share (the “Warrants”) reported herein as being beneficially owned by them for investment purposes in their ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (a) purchase additional Shares, warrants, options or related derivates in the open market, in privately negotiated transactions or otherwise; and (b) sell all or a portion of the Shares, warrants, options or related derivates now beneficially owned or hereafter acquired by them.

     The Reporting Persons, in a manner consistent with their investment intent, are evaluating, and are engaged in discussions with one or more of the Other Stakeholders regarding, the Company Proposals. The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, warrant or other equity securities of the Company owned by any other person.
     The Reporting Persons and/or any of the Other Stakeholders may engage in discussions with the Company’s Board of Directors, officers, stockholders or third parties with respect to the Company’s financial condition, the Company Proposals, alternative strategies to maximize stockholder value, additional or alternate plans or proposals to refinance or restructure the Company’s indebtedness and/or methods to improve the Company’s governance and may discuss or take such other actions with respect to the investments in the Company made by any of the Reporting Persons or the Other Stakeholders as each such person may determine to be necessary or appropriate. The Reporting Persons and the Other Stakeholders delivered to the Company a written response (the “Written Response”) to the Company Proposals on June 27, 2010, the date of the event that requires the filing of this Schedule 13D. The Written Response contemplates, among other things, a deleveraging of the Company through a debt for equity exchange. The Reporting Persons and the Other Stakeholders have discussed and expect to continue to discuss the Written Response with the Company.
     In addition to the foregoing, the Reporting Persons and/or any of the Other Stakeholders may evaluate, discuss and/or take action with respect to other plans or proposals that could relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, acquiring additional securities of the Company, disposing of securities of the Company or attempting to arrange or to participate with other third parties in an extraordinary corporate transaction with respect to the Company, such as an acquisition, a sale of all or a material portion of the Company’s assets, a reorganization, a recapitalization or the liquidation of the Company. None of the Reporting Persons is obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons and/or the Other Stakeholders may evaluate, discuss or determine to pursue.
     The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Company and the general business and future prospects of the Company.

Item 5.	Interest in Securities of Issuer
(a)	- (b)

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that are owned by the Reporting Persons as of the date of the filing of this Schedule 13D. All percentages below are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable warrants held by the Reporting Person whose percentage ownership is being calculated.

	Number of
	Shares of	Percent
	Common Stock	Ownership of		Shared	Sole	Shared
	Beneficially	Outstanding	Sole Voting	Voting	Dispositive	Dispositive
Name of Reporting Person	Owned	Common Stock	Power	Power	Power	Power
Highland Capital Management, L.P.	2,488,782	9.0%[1]	2,488,782		2,488,782
Strand Advisors, Inc.	2,488,782	9.0%[1]	2,488,782		2,488,782
James D. Dondero	2,488,782	9.0%[1]	2,488,782		2,488,782

[1]	Includes 2,488,782 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable warrants. All ownership percentages reported herein are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable warrants held by the Reporting Person.
Please see response to Item 2(a). Each of the Reporting Persons declare that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or 13(g) of the act, or any other purpose, the beneficial owner of any securities covered by this statement.

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that are owned by the Other Stakeholders as of the date of the filing of this Schedule 13D. If the Reporting Persons and one or more of the Other Stakeholders are deemed to constitute a “group,” the Reporting Persons may be deemed to beneficially own all shares beneficially owned by each of the persons as shown in the following table, which, when aggregated with the total holdings of the Reporting Persons, sums to 5,582,995 shares of Common Stock, or approximately 18.3% of the aggregate of (i) the Company’s 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Reporting Persons and the Other Stakeholders. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person. All percentages below are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Other Stakeholder whose percentage ownership is being calculated.

	Number of
	Shares of	Percent
	Common Stock	Ownership of	Sole	Shared	Sole	Shared
Name of Other	Beneficially	Outstanding	Voting	Voting	Dispositive	Dispositive
Stakeholder	Owned	Common Stock	Power	Power	Power	Power
Quintessence Fund L.P.	201,806	0.8%	0	201,806	0	201,806
QVT Fund LP	1,848,724 [2]	6.9%	0	1,848,724	0	1,848,724
Taconic Opportunity Fund LP	762,691 [3]	2.9%	0	762,691	0	762,691
McDonnell Loan Opportunity Ltd.	280,992 [4]	1.1%	0	280,992	0	280,992
Pioneer Floating Rate Trust	0	0.00%	0	0	0	0

[1]	Includes 165,288 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable warrants.

[2]	Includes 1,520,661 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable warrants.

[3]	Includes 762,691 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable warrants.

[4]	Includes 280,992 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable warrants.

[5]	Includes 2,488,782 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable warrants.
(c)	To the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of Common Stock during the past 60 days. Not Applicable.

(d)	No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock deemed to be beneficially owned by the Reporting Persons. Not Applicable.

(e)	It is inapplicable for the purposes herein to state the date on which any of the Reporting Persons ceased to be the owner of more than five percent (5%) of the issued and outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Except for the Warrants and as set forth below, the Reporting Persons do not have any contracts, agreements, understandings or relationships among themselves, or between themselves and any person, with respect to any securities of the Issuer.
     The Warrants were issued by the Company to Highland Capital Management, L.P., Strand Advisors, Inc., and James D. Dondero, on November 16, 2007 and are exercisable for shares of Common Stock at any time from and after such date until the fifth anniversary thereof at an exercise price of $5.87 per share.
     The Company presented the Company Proposals to the Reporting Persons and the Other Stakeholders on June 21, 2010. The Reporting Persons have evaluated the Company Proposals and discussed the Company Proposals with the Other Stakeholders since such date. The Reporting Persons and the Other Stakeholders delivered the Written Response to the Company on June 27, 2010, the date of the event that requires the filing of this Schedule 13D. The Written Response contemplates, among other things, a deleveraging of the Company through a debt for equity exchange. The Reporting Persons and the Other Stakeholders have discussed and expect to continue to discuss the Written Response with the Company.
     As described in Item 4, the Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

Item 7.	Material to be Filed as Exhibits
     Please see Exhibit 99.1, Joint Filing Agreement.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2010	Highland Capital Management, L.P. By: Strand Advisors, Inc. Title: General Partner
	By:	/s/ James D. Dondero
		Name:	James D. Dondero
		Title:	President

Dated: June 30, 2010	Strand Advisors, Inc.
	By:	/s/ James D. Dondero
		Name:	James D. Dondero
		Title:	President

Dated: June 30, 2010	James D. Dondero
	By:	/s/ James D. Dondero
		Name:	James D. Dondero
		Title:	President